AGREEMENT AND PLAN OF MERGER

by and among

CUSTOMER ACQUISITION NETWORK HOLDINGS, INC.,

CUSTOMER ACQUISITION NETWORK, INC.

DESKTOP ACQUISITION SUB, INC.,

DESKTOP INTERACTIVE, INC.,

MICHAEL KATZ,

BRANDON GUTTMAN

and

STEPHEN GUTTMAN,

Dated as of August 31, 2007

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

ARTICLE II THE MERGER		8
2.1	The Merger	8
2.2	Effective Time	8
2.3	Effects of the Merger	8
2.4	Certificate of Incorporation, Bylaws and Directors and Officers	8
2.5	Conversion of Shares	8
2.6	Exchange of Shares for Merger Consideration	9
2.7	Allocation of Merger Consideration	9
2.8	Buyer Common Stock	10
2.9	Delivery of Certificates and Cash	10
2.10	Earn-Out	10
2.11	The Closing	11
2.12	Closing Deliveries by the Stockholders and the Company	12
2.13	Closing Deliveries by Parent and Buyer	13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS		14
3.1	Organization and Qualification of the Company	14
3.2	Capitalization	15
3.3	Stock Ownership by Stockholders	15
3.4	Authorization; Enforceability	15
3.5	No Conflict; Governmental Consents	16
3.6	Intentionally Omitted	16
3.7	Taxes	16
3.8	Litigation; Compliance with Laws	18
3.9	Transactions with Affiliates	18
3.10	No Brokers or Finders	19
3.11	Disclosure	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MICHAEL KATZ		19
4.1	No Company Conflicts	19
4.2	Financial Statements; Undisclosed Liabilities	19
4.3	Employee Matters	20
4.4	Material Contracts	20
4.5	No Other Compensation	22
4.6	Real Property	22
4.7	Intellectual Property	22
4.8	Insurance and Banking	22
4.9	Receivables	23
4.10	Benefit Plans	23
4.11	Environmental	24
4.12	Questionable Payments	24
4.13	Disclosure	24

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		25
5.1	Organization and Authority of Parent and Buyer	25
5.2	Capitalization	25
5.3	Sufficiency of Funds	26
5.4	No Conflict; Governmental Consents	26
5.5	Financial Statements; Undisclosed Liabilities	26
5.6	SEC Reporting	27
5.7	Officers and Directors	27
5.8	Registration Rights; Lock-up	28
5.9	No Other Compensation	28

ARTICLE VI ADDITIONAL AGREEMENTS		28
6.1	Assumption of Risk by Parent and Buyer; No Reliance	28
6.2	Notices and Consents	29
6.3	Taking of Necessary Action; Further Action	29
6.4	Stockholders’ Obligation to Close	29
6.5	Employment Matters	30
6.6	Directors’ and Officers’ Indemnification and Insurance	30
6.7	Further Assurances	31
6.8	Lease	31
6.9	Release	31

ARTICLE VII TAX MATTERS		31
7.1	Conveyance Taxes	31
7.2	Pre-Closing Income Tax Returns	31
7.3	Straddle Period	32
7.4	Last Day of Taxable Period	32
7.5	Tax Cooperation	33
7.6	Required Notification	33
7.7	Section 368(a) Reorganization; Indemnification	33

ARTICLE VIII INDEMNIFICATION		34
8.1	Obligations of Stockholders	34
8.2	Obligations of Parent	35
8.3	Procedure	36
8.4	Survival	37
8.5	Notice by Indemnifying Party	37
8.6	Exclusive Remedy	37
8.7	Mitigation	37
8.8	Consequential and Other Damages	37

ARTICLE IX GENERAL		38
9.1	Amendments; Waivers	38
9.2	Schedules; Exhibits; Integration	38
9.3	Governing Law	38
9.4	No Assignment	38
9.5	Headings	38

9.6	Counterparts	38
9.7	Publicity and Reports	38
9.8	Parties in Interest	39
9.9	Notices	39
9.10	Remedies; Waiver	40
9.11	Attorney’s Fees	40
9.12	Severability	40
9.13	Entire Agreement	40
9.14	Time is of the Essence	40
9.15	Arbitration	40
9.16	Expenses	41
9.17	Disclosures	41

Exhibits

Exhibit A Form of Certificate of Merger
Exhibit B Form of Employment Agreement
Exhibit C Form of Release
Exhibit D Form of Non-Competition Agreement
Exhibit E Form of Termination Agreement
Exhibit F Form of Settlement Agreement
Exhibit G Form of Lock-Up Agreement
Exhibit H Form of Legal Opinion of Counsel for Parent
Exhibit I Form of Shareholder Rights Letter

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is entered into as of August 31, 2007, by and among CUSTOMER ACQUISITION NETWORK HOLDINGS, INC., a Delaware corporation (“Parent”); CUSTOMER ACQUISITION NETWORK, INC. a Delaware corporation (“CAN”), DESKTOP ACQUISITION SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Buyer”); DESKTOP INTERACTIVE, INC., a Delaware corporation (the “Company”); MICHAEL KATZ, BRANDON GUTTMAN and STEPHEN GUTTMAN, the holders of all of the capital stock of the Company (each individually a “Stockholder” and collectively, the “Stockholders”). Parent, CAN, Buyer, Company and the Stockholders are each a “party” and together are “parties” to this Agreement.

RECITALS

WHEREAS, the Company owns and operates an Internet advertising business serving Internet advertising to website publishers including proprietary technology operated under the name “Interclick” and the Company, Stockholders, and CAN have entered into a Letter of Intent dated as of August 23, 2007 (the “LOI”) contemplating the acquisition by CAN (or a successor) of the Company in a transaction intended to be tax-free;

WHEREAS, the Stockholders own 100% of the issued and outstanding capital stock of the Company; and

WHEREAS, the Boards of Directors of Parent, Buyer and the Company and the Stockholders of the Company and the stockholder of the Buyer have each approved the acquisition of Company by merger of the Company with and into the Buyer, with the Buyer surviving such merger, upon the terms and subject to the conditions set forth in this Agreement, whereby all of the issued and outstanding shares of the capital stock of the Company will be converted into the right to receive the Merger Consideration (as defined herein); and

WHEREAS, it is intended that, for federal income tax purposes, the transactions contemplated by this Agreement shall qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the “Code”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound the parties agree as follows:

ARTICLE I
DEFINITIONS

For all purposes of this Agreement, except as otherwise expressly provided,

(a) the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular,

(b) all accounting terms not otherwise defined herein have the meanings assigned under GAAP,

(c) all references in this Agreement to designated “Articles,” “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of the body of this Agreement,

(d) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, and

(e) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

As used in this Agreement and the schedules delivered pursuant to this Agreement, the following definitions shall apply:

“AAA Rules” has the meaning set forth in Section 9.15.

“Action” means any action, complaint, claim, charge, petition, investigation, suit or other proceeding, whether civil or criminal, in law or in equity, or before any mediator, arbitrator or Governmental Entity.

“Affiliate” means with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

“Agreement” means this Agreement and Plan of Merger, as amended or supplemented, together with all exhibits and schedules attached or incorporated by reference.

“Approval” means any approval, authorization, consent, qualification or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Entity or any other Person.

“Business” means the business of the Company as conducted immediately prior to the Closing Date, and shall be deemed to include any of the following incidents of such business: income, cash flow, operations, condition (financial or other), assets, anticipated revenues, prospects, liabilities and personnel.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York, New York.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“CAN” has the meaning set forth in the preamble to this Agreement.

“Cash Portion of the Merger Consideration” means any cash payable to the Stockholders as Merger Consideration.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Certificates” has the meaning set forth in Section 2.6.

“Claim” has the meaning set forth in Section 8.3.

“Claim Notice” has the meaning set forth in Section 8.3.

“Closing” has the meaning set forth in Section 2.11.

“Closing Date” means the date of the Closing as set forth in Section 2.11.

“Code” has the meaning set forth in the preamble to this Agreement.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Financial Statements” means the (a) unaudited balance sheets of the Company as of December 31, 2006, and the related unaudited statements of income, changes in stockholders’ equity, and cash flow for the fiscal year then ended; and (b) unaudited balance sheet of the Company as of June 30, 2007 (the “June 30, 2007 Balance Sheet”) and the related unaudited statement of income for the six (6) months then ended and annexed hereto on Schedule 4.2.

“Contract” means any agreement, contract, arrangement, bond, loan commitment, franchise, indemnity, indenture, instrument, lease, license or understanding, whether or not in writing.

“December 31, 2006 Balance Sheet” has the meaning set forth in Section 4.2(b).

“DGCL” has the meaning set forth in Section 2.1.

“Earn-Out Payment” has the meaning set forth in Section 2.10.

“Earn-Out Period” has the meaning set forth in Section 2.10.

“Earn-Out Target Payment” means $1,000,000.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee” or “Employees” means any individual who is (a) an employee of the Company immediately prior to the Closing Date and (b) employees of the Company on any authorized leave of absence, including, without limitation, short- or long-term disability leave, worker’s compensation leave or vacation leave as of the Closing Date.

“Employment Agreement” has the meaning set forth in Section 2.12(b).

“Encumbrance” means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

“Environmental Laws” shall mean all Laws relating to (a) the control of any potential pollutant or protection of the air, water, land or protected species, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation and (c) the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Gross Margin” has the meaning set forth in Section 2.10.

“Hazardous Materials” means any “hazardous substance,” “pollutant or contaminant,” and “petroleum” and “natural gas liquids” as those terms are defined or used in section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, and any other material regulated under any Environmental Law because of its effect or potential effect on public health and the environment, including without limitation, PCBs, lead paint, asbestos, urea formaldehyde, radioactive materials and wastes generated during the production of oil and gas.

“Indemnified Directors and Officers” has the meaning set forth in Section 6.6(a).

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Income Taxes” has the meaning set forth in Section 7.2.

“Intellectual Property” means all patents, trademarks, trade names, service marks, domain names, copyrights, and any applications therefor, trade secrets, and computer software programs or applications that are necessary in the conduct of the Business as currently conducted.

“IRS” means the United States Internal Revenue Service or any successor entity, and to the extent relevant, the United States Department of Treasury.

“Knowledge” or “Known” shall mean, with respect to a particular Stockholder, the actual knowledge (without investigation) of such Stockholder.

“Law” means any constitutional provision, statute or other law, rule, regulation, or interpretation of any Governmental Entity and any Order.

“Leased Real Property” has the meaning set forth in Section 4.6.

“Loss” means any action, cost, damage, disbursement, expense, liability, loss, deficiency, diminution in value, obligation, penalty or settlement of any kind or nature, whether foreseeable or unforeseeable, including but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by the specified Person.

“Margin Target” has the meaning set forth in Section 2.10.

“Material Adverse Effect” means, with respect to any Person, (i) a material adverse effect on the condition (financial or otherwise), business, prospects, assets, liabilities, or results of operations of such Person; or (ii) a material adverse effect on the ability of such Person to consummate the transactions contemplated by this Agreement.

“Material Contract” means, any Contract deemed material by Section 4.4.

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” has the meaning set forth in Section 2.5.

“Non-Competition Agreement” has the meaning set forth in Section 2.12(j).

“Order” means any decree, injunction, judgment, order, ruling, assessment or writ of any Governmental Entity.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Financial Statements” has the meaning set forth in Section 5.6.

“Parent SEC Reports” has the meaning set forth in Section 5.5(a).

“Parent Indemnified Party” has the meaning set forth in Section 8.1.

“Parent Indemnifying Party” has the meaning set forth in Section 8.2.

“Parent Shares” shall mean shares of common stock, par value $0.001 per share, of Parent (or its permitted successor) delivered to the Stockholders as part of the Merger Consideration.

“Permit” means any license, permit, franchise, certificate of authority, or order, or any waiver of the foregoing, required to be issued by any Governmental Entity.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Pre-Closing Income Tax Returns” has the meaning set forth in Section 7.2.

“Real Property” means all real property and leased property owned or leased by the Company.

“Reorganization” has the meaning set forth in Section 7.7.

“Revenue Target” has the meaning set forth in Section 2.10.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Settlement Agreement” has the meaning set forth in Section 2.12(o).

“Share” and “Shares” has the meaning set forth in Section 2.5 and includes all options, warrants or other securities convertible into shares.

“Shareholder Rights Agreement” has the meaning set forth in Section 2.13(e).

“Stock Representations” has the meaning set forth in Section 8.1(c).

“Stockholder” and “Stockholders” has the meaning set forth in the preamble to this Agreement.

“Stockholder Indemnified Party” has the meaning set forth in Section 8.2.

“Stockholder Indemnifying Party” and “Stockholder Indemnifying Parties” has the meaning set forth in Section 7.1.

“Stock Portion of the Merger Consideration” means that portion of the Merger Consideration that is evidenced by the Parent Shares issued to the Stockholders as set forth in Schedule 2.5.

“Stockholders Agreement” means the Stockholders Agreement dated as of May 24, 2004 by and among each of the Company, Michael Katz, Brandon Guttman and Stephen Guttman.

“Stock Split” means a 10.9583333333-for1 share forward stock split of the Common Stock of the Parent which was approved by the board of directors of the Parent on August 27, 2007.

“Straddle Period” has the meaning set forth in Section 7.3.

“Subsidiary” means, with respect to any Person, (a) any corporation 50% or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly through Subsidiaries; and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries, is either a general partner, has a 50% or greater equity interest at the time or otherwise owns a controlling interest.

“Super Revenue Target” has the meaning set forth in Section 2.10.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, escheat, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority; and (ii) any liability of the Company for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation of the Company under any Tax Sharing Arrangement or Tax Indemnity Agreement.

“Tax Claim” has the meaning set forth in Section 7.6.

“Tax Indemnity Agreement” means any written or unwritten agreement or arrangement pursuant to which the Company may be required to indemnify or reimburse another party for any liability relating to Taxes.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Reorganization Indemnity Payment” has the meaning set forth in Section 7.7.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which includes the Company.

“Termination Agreement” has the meaning set forth in Section 2.12(m).

“Third Party Intellectual Property Rights” has the meaning set forth in Section 4.7(b).

“Threshold” has the meaning set forth in Section 8.1(c).

ARTICLE II
THE MERGER

2.1 The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Company shall be merged with and into Buyer (the “Merger”). Following the Merger, Buyer shall continue as the surviving entity (the “Surviving Entity”) and the separate corporate existence of the Company shall cease. Parent, as the sole owner of Buyer, hereby approves the Merger and this Agreement.

2.2 Effective Time.  Subject to the terms and conditions set forth in this Agreement, on the Closing Date, a Certificate of Merger substantially in the form of Exhibit A (the “Certificate of Merger”) shall be duly executed and acknowledged by Buyer and thereafter delivered to the Secretary of State of Delaware for filing. The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of Delaware or such later time as Parent and the Stockholders may agree upon and as set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

2.3 Effects of the Merger.  The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Buyer shall vest in the Surviving Entity, and all debts, liabilities and obligations of the Company and Buyer shall become the debts, liabilities and obligations of the Surviving Entity.

2.4 Certificate of Incorporation, Bylaws and Directors and Officers.  The certificate of incorporation of the Company shall, without further action, be terminated, and the certificate of incorporation and bylaws of Buyer in effect at the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Entity until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and the officers of Buyer at the Effective Time shall become the directors and the officers of the Surviving Entity and the officers and directors of the Company shall cease to act as such effective as of the Effective Time.

2.5 Conversion of Shares.  At the Effective Time, by virtue of the Merger (and without any action on the part of Buyer or the Company), the shares of Common Stock (each a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time shall, collectively, be converted into the right to receive the Merger Consideration. The “Merger Consideration” is the aggregate consideration set forth on Schedule 2.5 attached hereto, which Merger Consideration is comprised of (i) the Cash Portion of the Merger Consideration, (ii) the Stock Portion of the Merger Consideration and (iii) the right to receive the Earn-Out Payment on the terms and conditions set forth in Section 2.10.

2.6 Exchange of Shares for Merger Consideration.  At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such Shares (the “Certificates”) shall thereafter represent the right to receive only the applicable portion of the Merger Consideration.

2.7 Allocation of Merger Consideration.

(a) Pursuant to the agreement of the Stockholders, the Merger Consideration will be paid to the Stockholders on the Closing Date as follows:

(i) Brandon Guttman shall receive (A) $2,333,333 of the Cash Portion of the Merger Consideration and (B) 97,338 pre-Stock Split Parent Shares of the Stock Portion of the Merger Consideration (which shall entitle him to receive 1,066,667 Parent Shares of the Stock Portion of the Merger Consideration after giving effect to the Stock Split);

(ii) Stephen Guttman shall receive (A) $1,166,667 of the Cash Portion of the Merger Consideration and (B) 48,669 pre-Stock Split Parent Shares of the Stock Portion of the Merger Consideration (which shall entitle him to receive 533,333 Parent Shares of the Stock Portion of the Merger Consideration after giving effect to the Stock Split); and

(iii) Michael Katz shall receive (A) $500,000 of the Cash Portion of the Merger Consideration, (B) 173,384 pre-Stock Split Parent Shares of the Stock Portion of the Merger Consideration (which shall entitle him to receive 1,900,000 Parent Shares of the Stock Portion of the Merger Consideration after giving effect to the Stock Split) and (C) the entire right to receive the Earn-Out Payment on the terms and conditions set forth in Section 2.10.

(b) The allocation of the Merger Consideration set forth above shall be final and binding on all parties. Each party acknowledges that such allocation of the Merger Consideration will result in materially different risks and potential benefits for the Stockholders with respect to liquidity, long-term capital appreciation and investment risk, tax effects and otherwise, and each Stockholder hereby waives and forever releases any claim that it now has or hereafter may have against any other party (including, without limitation, the Buyer, CAN and the Parent) in connection with or relating to the allocation of the Merger Consideration.

2.8 Buyer Common Stock.  Each share of Buyer common stock, par value $0.001 per share, held by Parent immediately prior to the Effective Time will remain issued and outstanding and will be deemed to be a validly issued, outstanding and non-assessable share of the Surviving Entity.

2.9 Delivery of Certificates and Cash.

(a) Delivery. At the Closing, each Stockholder shall deliver such Stockholder’s Certificate(s) to Parent. Upon delivery by a Stockholder of a Certificate for cancellation to Parent, Parent shall deliver in exchange therefor payment of the applicable portion of the Merger Consideration determined in accordance with Section 2.7, with any applicable portion of the Cash Portion of the Merger Consideration to be paid by wire transfer of immediately available funds to such account as shall have been designated by such Stockholder, and any applicable portion of the Stock Portion of the Merger Consideration to be paid by delivery of a certificate representing that number of Parent Shares to which such Stockholder shall have become entitled pursuant to the provisions of this Agreement. Upon delivery of the applicable portion of the Merger Consideration, the Certificate(s) so surrendered by such Stockholder shall forthwith be canceled. If any cash is to be paid to a name other than that which the Certificate(s) surrendered in exchange therefor is registered, or in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, it shall be a condition of payment of the Merger Consideration that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such tax either has been paid or is not applicable. Parent reserves the right in its sole discretion to pay Merger Consideration only to the Person whose name is on the Certificate(s) surrendered in exchange therefor and registered on the transfer records of the Company.

(b) No Further Transfers. The Merger Consideration paid upon the surrender of Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the transfer books of the Surviving Entity of the Shares that were outstanding immediately prior to the Effective Time.

(c) Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

2.10 Earn-Out.  If, following the Closing, a minimum average monthly gross revenue of $1.2 million (the “Revenue Target”) during the three-month period immediately preceding the 90-day anniversary of the Closing Date (the “Earn-Out Period”) at a minimum 28% Gross Margin (as defined below)(the “Margin Target”) has been earned from the operations of the Business, then Michael Katz (being the Stockholder to whom the entire right to receive the Earn-Out Payment (as defined below) has been allocated pursuant to Section 2.7) shall be paid the Earn-Out Target Payment. If the Business during the Earn-Out Period fails to achieve the Revenue Target and the Margin Target, Michael Katz shall receive the same percentage of the Earn-Out Target Payment as the actual revenues achieved therefrom bears to the Revenue Target, provided that the average monthly revenues for the Earn-Out Period are not less than $750,000 and the Margin Target is achieved with respect to such revenues. Notwithstanding the foregoing, the Earn-Out Target Payment shall be paid (i) in the event that gross revenues from the Business in the month of August 2007 is at least $1.5 million and the Margin Target is met, (ii) in the event the gross revenues from the Business during any calendar month of the Earn-Out Period is at least $1.5 million (the “Super Revenue Target”) and the Margin Target is met or (iii) upon termination of Michael Katz without “cause” or resignation of Michael Katz for “good reason” during the Earn-Out Period (each as defined in the Katz Employment Agreement). The payment made to Michael Katz under this Section 2.10 is sometimes hereinafter referred to as the “Earn-Out Payment.” For the absence of doubt, only one Earn-Out Payment shall be payable. As used herein “Gross Margin” shall mean advertising revenues minus publisher payments; provided, however, as a condition to the payment of the Earn-Out Payment pursuant to clause (i) above only, write-offs for bad debts shall not exceed 5% of revenues during the Earn-Out Period. Michael Katz shall have the full authority to conduct the Business, including the management of day-to-day affairs thereof, during the Earn-Out Period in a manner consistent with the conduct of the Business before the closing; provided such Business is conducted in accordance with applicable Laws. Within 15 days after the end of the Earn-Out Period, or, in the event that the Earn-Out Payment is earned in the month of August 2007 pursuant to clause (i) above, on or before September 17, 2007, the chief financial officer of Parent shall calculate and provide a written report to Michael Katz disclosing the actual results and the amount of the Revenue Target or Super Revenue Target, as appropriate, and Margin Target achieved, and pay any amount that is due and owing to Michael Katz hereunder no later than 60 days after the end of the Earn-Out Period or, in the event that the Earn-Out Payment is earned in the month of August 2007 pursuant to clause (i) above, as follows: on October 1, 2007, an amount equal to $800,000 and the remainder of such Earn-Out Payment within 3 Business Days of the receipt by Parent or its Affiliates of each additional 5% (or, with respect to the final payment, such lesser percentage) of the Super Revenue Target realized until the receipt by Parent or its Affiliates of 95% of the Super Revenue Target, at which time remainder of the full Earn-Out Payment shall be paid within 3 Business Days. Unless written objection is received by the Parent within 30 days the report of the CFO shall be final and binding on the parties, absent manifest error. All amounts and calculations required shall in each case be determined in accordance with GAAP. Notwithstanding the foregoing, the CEO or CFO may accelerate the Earn-Out Payment to the extent that the Revenue Target has been achieved.

2.11 The Closing.  Upon the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Haynes and Boone, LLP, legal counsel to Parent and Buyer, located at 153 E. 53rd Street, Suite 4900, New York, New York 10022, contemporaneously with the execution of this Agreement, or at such other place or at such other time or on such other date as the Stockholders and Parent may mutually agree upon in writing, provided that all conditions to closing have been satisfied and closing deliveries required of the parties in this Article II have been delivered (the day on which the Closing takes place being the “Closing Date”). The Closing may, with the consent of all parties, take place by delivering an exchange of documents by facsimile transmission or electronic mail with originals to follow by overnight mail service courier.

2.12 Closing Deliveries by the Stockholders and the Company.  At the Closing, against delivery of, among other things, the Merger Consideration, the Stockholders shall deliver or cause to be delivered to Parent:

(a) the Certificates in accordance with Section 2.6 or an affidavit of loss and indemnity agreement with respect thereto;

(b) an employment agreement with the Parent duly executed by Michael Katz in the form attached hereto as Exhibit B (the “Employment Agreement”);

(c) a non-foreign status certificate that would exempt the transactions contemplated by this Agreement from withholding pursuant to the provisions of Sections 897 and 1445 of the Code and the Treasury Regulations promulgated thereunder;

(d) all minute books, seals and other records of the Company, provided that such minute books, seals and other records shall not be required to be received by Parent prior to the Closing;

(e) certificates of the Secretary of State and the taxing authorities of the State of Delaware dated not more than five (5) days prior to the Closing Date, attesting to the incorporation and good standing of the Company as a corporation in its jurisdiction of incorporation, and to the payment of all state taxes due and owing thereby;

(f) copies, certified by the Secretary of State of Delaware, dated not more than five (5) days prior to the Closing Date, of the Certificate of Incorporation of the Company, and all amendments thereto;

(g) copies, certified the by Secretary or Assistant Secretary of the Company as of the Closing Date, of the bylaws of the Company, and all amendments thereto;

(h) a copy, certified as of the Closing Date by the Secretary or Assistant Secretary of Company, of the resolutions of the Board of Directors of Company authorizing Company’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated herein, and the taking of all such other corporate action as shall have been required as a condition to, or in connection with the consummation of the contemplated transactions;

(i) a release duly executed by each Stockholder in the form of Exhibit C attached hereto;

(j) a Confidentiality, Non-Competition and Non-Solicitation Agreement by and between each of the Stockholders and Parent in the form of Exhibit D attached hereto (each a “Non-Competition Agreement”);

(k) resignations of each of the officers and directors of the Company other than Michael Katz;

(l) [Intentionally omitted];

(m) a Termination Agreement by and between each of the Stockholders in the form of Exhibit E attached hereto (the “Termination Agreement”);

(n) written direction to the Company’s banks removing the officers of the Company and Stan Hunting as an authorized signatory on the Company’s bank accounts and appointing Bruce Kreindel as an authorized signatory;

(o) the Settlement Agreement duly executed by the Company and eBizBrokers, Inc. in the form of Exhibit F attached hereto (the “Settlement Agreement”); and

(p) the Lock-Up Agreement in the Form of Exhibit G duly executed by Michael Katz.

2.13 Closing Deliveries by Parent and Buyer.  At the Closing, against delivery of, among other things, the Certificates, Buyer and Parent shall deliver to the applicable Stockholders:

(a) except as otherwise set forth in Section 2.5 above, the Merger Consideration;

(b) stock certificates evidencing the pre-Stock Split Stock Portion of Merger Consideration (entitling the holder to receive the post Stock Split Stock Portion of the Merger Consideration upon submission to the transfer agent);

(c) a legal opinion from Haynes and Boone, LLP, legal counsel to Parent and Buyer, addressed to the Stockholders and dated the Closing Date, substantially in the form of Exhibit H;

(d) the Katz Employment Agreement duly executed by the Parent;

(e) that certain Shareholder Rights Letter, dated the Closing Date by and among the Parent and each of the Stockholders and current officers and directors of the Parent, substantially in the form of Exhibit I (the “Shareholder Rights Letter”), duly executed by the Parent;

(f) certificates of the Secretary of State and the taxing authorities of the State of Delaware dated not more than five (5) days prior to the Closing Date, attesting to the incorporation and good standing of Parent as a corporation in its jurisdiction of incorporation, and to the payment of all state taxes due and owing thereby;

(g) a copy, certified as of the Closing Date by the Secretary or Assistant Secretary of Parent, of the bylaws of Parent and all amendments thereto and resolutions of the Board of Directors of Parent authorizing Parent’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated herein, and the taking of all such other corporate action as shall have been required as a condition to, or in connection with the consummation of the contemplated transactions;

(h) Certificates of the Secretary of State and the taxing authorities of the State of Delaware dated not more than five (5) days prior to the Closing Date, attesting to the incorporation and good standing of Buyer as a corporation in its jurisdiction of incorporation, and to the payment of all state taxes due and owing thereby;

(i) a copy, certified as of the Closing Date by the Secretary or Assistant Secretary of Buyer, of the resolutions of the Board of Directors of Buyer authorizing Buyer’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated herein, and the taking of all such other corporate action as shall have been required as a condition to, or in connection with the consummation of the contemplated transactions;

(j) copies, certified by the Secretary of State of Delaware, dated not more than five (5) days prior to the Closing Date, of the Certificate of Incorporation of Buyer, and all amendments thereto;

(k) copies, certified the by Secretary or Assistant Secretary of Buyer as of the Closing Date, of the bylaws of Buyer, and all amendments thereto; and

(l) the Certificate of Merger duly executed by Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each of the Stockholders severally, and not jointly, hereby represents and warrants as of the date hereof to Buyer as follows (for the avoidance of doubt, no Stockholder makes any representation or warranty herein with respect to or on behalf of any other Stockholder or regarding any other Stockholder’s Shares, title to Shares, Knowledge, actions taken or actions omitted or in any other manner relating to any other Stockholder whatsoever):

3.1 Organization and Qualification of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as it has been and is currently conducted; provided, however, that the Company is not in qualified as a foreign corporation in the State of Florida and is not in good standing in any jurisdiction other than the State of Delaware. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except for the Commonwealth of Massachusetts, State of New York and State of Florida and except for other jurisdictions in which the failure to be so qualified to do business or in good standing shall not have a Material Adverse Effect on the Company. Schedule 3.1 correctly lists with respect to the Company each jurisdiction in which it is qualified to do business as a foreign corporation, and its directors and executive officers. The Stockholders have delivered to Buyer complete and correct copies of the charter and bylaws of the Company as in effect as of the Closing Date. Notwithstanding anything to the contrary contained herein, each of Brandon Guttman and Stephen Guttman make the representations and warranties set forth in this Section 3.1(b) solely to their respective Knowledge.

(c) To the Knowledge of each of the Stockholders, the Company owns all assets and rights necessary to conduct the Business of the Company, as presently conducted.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000 shares of Common Stock. As of the date hereof, 1,000,000 shares of Common Stock are issued and outstanding and each record owner of Shares and the number of Shares held by each record owner is set forth on Schedule 3.2. Except as set forth on Schedule 3.2, there are no shares of capital stock of the Company issued and outstanding. All of the Shares have been duly authorized and validly issued and are fully paid and non-assessable. None of the Shares was issued in violation of any preemptive rights or is subject to any preemptive rights of any Person. All of the Shares have been issued and granted in all material respects in compliance with applicable securities Laws and other requirements of Law. No legend or other reference to any Encumbrance appears upon any certificate representing the Shares, except for customary legends with respect to transfer restrictions for restricted securities under federal and state securities Laws.

(b) Except as set forth in the Stockholders Agreement, there are no outstanding options, warrants, agreements, conversion rights, preemptive rights or other rights to subscribe for or purchase from any of the Stockholders or the Company or any contracts or commitments providing for the issuance of, or the granting of rights to acquire, (i) any capital stock or other ownership interests of the Company, including, but not limited to the Shares; or (ii) any securities convertible into or exchangeable for any such capital stock or other ownership interests. There are no outstanding contractual obligations of any of the Stockholders or the Company to transfer, issue, repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests of the Company, including, but not limited to the Shares. Except as described on Schedule 3.2, the Company neither owns or has any contract, agreement or understanding to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business. Each of Brandon Guttman and Stephen Guttman make the representations and warranties set forth in this Section 3.2(b) solely to their respective Knowledge.

3.3 Stock Ownership by Stockholders. Each Stockholder has good title to, and is the sole record and beneficial owner of, the Shares shown as being owned by such Stockholder on Schedule 3.2 and the Shares owned by such Stockholder are free and clear of any and all marital property rights or other Encumbrances. Such Stockholder is not a party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares owned by such Stockholder other than such which will terminate upon the consummation of the transactions contemplated by this Agreement.

3.4 Authorization; Enforceability. The execution, delivery and performance of this Agreement by each Stockholder and the Company and the consummation by each Stockholder and the Company of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Stockholder and all requisite corporate action on the part of the Company. This Agreement has been duly executed and delivered by each Stockholder and the Company, and assuming due authorization, execution and delivery by Buyer and Parent, this Agreement constitutes a valid and binding obligation of such Stockholder and the Company enforceable against such Stockholder and the Company in accordance with its terms, except to the extent that the enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws, or by equitable principles relating to the rights of creditors generally.

3.5 No Conflict; Governmental Consents. The execution, delivery and performance of this Agreement by such Stockholder and the Company do not and will not (i) violate, conflict with or result in the breach of any provision of the charter or by-laws of the Company, (ii) except as set forth in Schedule 3.5, conflict with or violate in any material respect any Law or Order applicable to such Stockholder or, to the Knowledge of such Stockholder, the Company, or (iii) except as set forth in Schedule 3.5, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares owned by such Stockholder or on any of the other assets or properties of such Stockholder pursuant to, any note, bond, mortgage, indenture, license, permit, lease, sublease or other Contract to which such Stockholder is a party or by which any of the Shares owned by such Stockholder or any of such other assets or properties is bound or affected. The execution, delivery and performance of this Agreement by such Stockholder and, to the Knowledge of such Stockholder, the Company, do not and will not require any Approval or Order of any Governmental Entity.

3.6 Intentionally Omitted.

3.7 Taxes. Except as set forth in Schedule 3.7 (with subsection references corresponding to those set forth below):

(a) All Tax Returns required to be filed by or with respect to the Company have been timely filed (other than the New York S election for fiscal 2006, which was filed late), and all such Tax Returns are complete and correct in all material respects. The Company has paid (or there has been paid on its behalf) all Taxes, whether shown on any Tax Returns, that are due from or with respect to it for the periods covered by such Tax Returns and has made all required estimated payments of Tax sufficient to avoid any penalties for underpayment;

(b) To the Knowledge of the Stockholders, no claim has ever been made by an authority in a jurisdiction where the Company does not file a Tax Return that the Company may be subject to taxation in that jurisdiction and no basis exists for any such claim. There is no proposed assessment and no audit, examination, suit, investigation or similar proceeding pending, proposed or threatened with respect to Taxes of the Company and, to the Knowledge of the Stockholders, no basis exists therefor;

(c) There are no outstanding waivers extending the statutory period of limitation relating to the payment of Taxes due from the Company which are expected to be outstanding as of the Closing Date;

(d) There were no Sharing Arrangements or Tax Indemnity Agreements relating to the Company in existence prior to the Closing Date;

(e) There are no Encumbrances for Taxes upon the assets of the Company except Encumbrances relating to current Taxes not yet due and payable;

(f) No power of attorney granted by or with respect to the Company relating to Taxes is currently in force;

(g) To the Knowledge of the Stockholders, no closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign law has been entered into by or with respect to the Company which could reasonably be expected to have an effect on the Company’s liability for or reporting of Taxes in any period ending after the Closing Date;

(h) All Taxes which the Company is required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and added on the books of the Company. The Company has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts owing to any employee, independent contractor, creditor, stockholder or other third party;

(i) The Company is and since the date of its formation has been an S corporation for federal and state tax purposes. The Company has not been a member of any Company Group;

(j) Since January 1, 2007, the Company has not prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including, without limitation, such inconsistent positions, elections or methods which would have the effect of deferring income to periods after the Closing Date or accelerating deductions to periods on or prior to the Closing Date);

(k) None of the assets or properties of the Company is an asset or property that is or will be required to be treated as being tax exempt use property within the meaning of Section 168(h)(1) of the Code;

(l) There is no contract or arrangement, plan or agreement by or with Company covering any Person as to which payment or vesting thereunder (including any payment or vesting as a result of the transactions contemplated by this Agreement), could give rise to the payment of any amount that would not be deductible by the Company by reason of Sections 280G or 162(m) of the Code or an excise tax to the beneficiary of such payment or vesting pursuant to Section 4999 of the Code;

(m) No Tax rulings have been requested by the Company;

(n) The Company has not had a change in accounting method occurring in or made for a period ending on or prior to the Closing Date which results in a deferred reporting on income from such transaction or from such change in accounting method. The Stockholders have delivered to Parent (i) a schedule of the filing dates of all Tax Returns required to be filed by the Company, and (ii) a list of the countries, states, territories and jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company. The Company has retained all supporting and backup papers, receipts, spreadsheets and other information necessary for (i) the preparation of all Tax Returns that have not yet been filed, and (ii) the defense of all Tax audits involving taxable periods either ending on or during the six (6) years prior to the Closing Date or from which there are unutilized net operating losses, capital losses or investment tax credit carryovers. The Company has not been party to a “listed transaction” as defined in Treasury Regulation 1.6011-4(b)(2). The Company has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of IRC Section 6662; and

(o) The Company has not been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

3.8 Litigation; Compliance with Laws.

(a) Except as set forth on Schedule 3.8, to the Knowledge of such Stockholder, there is no Action pending or threatened against or affecting any of the Company, or any of its assets.

(b) Except as disclosed on Schedule 3.8, neither the Stockholders nor the Company is (i) to the Knowledge of such Stockholder, in violation of any applicable Law or (ii) to the Knowledge of such Stockholder, subject to or in default with respect to any Order to which any of them, or any of their respective properties or assets (owned or used), is subject. To the Knowledge of such Stockholder, at all times since June 1, 2004, the Company has been in compliance with each Law that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of its Assets.

(c) Except as provided in Schedule 3.8, to the Knowledge of each Stockholder, such Stockholder has not received either as an individual or as a representative of the Company, at any time since June 1, 2004, any notice or other communication (whether oral or written) from any Governmental Entity or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Law or (ii) any actual, alleged, possible, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

3.9 Transactions with Affiliates. To the Knowledge of the Stockholders, except (i) for employment and benefit arrangements, (ii) arrangements on arm’s length terms in the ordinary course of business and (iii) agreements set forth on Schedule 3.9, no director, officer or Affiliate of the Company or, to the Knowledge of such Stockholder, any Person with whom any such director, officer or Affiliate has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such director, officer or Affiliate owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent (1%) of the stock of which is beneficially owned by all such Persons), has any interest in (a) any Contract with the Company or relating to the Business, including any Contract for or relating to indebtedness of the Company; or (b) any property, including Intellectual Property and Real Property, used or currently intended to be used in, the Business.

3.10 No Brokers or Finders. Except for eBizBrokers, Inc., no agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of any of the Stockholders, the Company, or any of their respective Affiliates, in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or such transactions. Each of Brandon Guttman and Stephen Guttman make this representation solely to their respective Knowledge.

3.11 Disclosure. To the Knowledge of such Stockholder, the representations made by such Stockholder in this Agreement and the schedules furnished contemporaneously herewith (taken as a whole) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make such representations, in light of the circumstances in which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MICHAEL KATZ

Michael Katz hereby represents and warrants as of the date hereof to Buyer, solely to his Knowledge, as follows:

4.1 No Company Conflicts. Except as set forth in Schedule 4.1, the execution, delivery and performance of this Agreement by the Company does not and will not conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Company pursuant to, any note, bond, mortgage, indenture, license, permit, lease, sublease or other Contract to which the Company is a party or by which any of assets or properties of the Company are bound or affected, except as would not reasonably expected to result in a Material Adverse Effect on the Company.

4.2 Financial Statements; Undisclosed Liabilities.

(a) Annexed hereto as Schedule 4.2 are true, correct and complete copies of the Company Financial Statements and the June 30, 2007 Balance Sheet. The Company Financial Statements and the June 30, 2007 Balance Sheet have been prepared in accordance with the books and records of the Company and present fairly in all material respects the results of operations and cash flows of the Company for the respective periods covered, and the balance sheets present fairly in all material respects the financial condition of the Company as of their respective dates, except in each instance where the failure to so present would not reasonably expected to result in a Material Adverse Effect on the Company.

(b) Except as set forth in Schedule 4.2, the Company has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise), except for liabilities or obligations reflected or reserved against the December 31, 2006 balance sheet of the Company (the “December 31, 2006 Balance Sheet”), a copy of which is annexed hereto in Schedule 4.2, or set forth on the June 30, 2007 Balance Sheet, current liabilities incurred in the ordinary course of business and consistent with past practice since the date of the June 30, 2007 Balance Sheet or as set forth on the June 30, 2007 Balance Sheet and liabilities that would not be reasonably expected to result in a Material Adverse Effect on the Company.

4.3 Employee Matters. The Company has not entered into any collective bargaining agreements. Schedule 4.3 sets forth a list of all current Employees of the Company. No employee is subject to an employment agreement.

4.4 Material Contracts. The following shall be deemed to be Material Contracts and identified on Schedule 4.4:

(a) any Contract, other than Contracts entered into with customers of the Company in the ordinary course of business for the furnishing of services to or by the Company or otherwise related to the Business under the terms of which the Company: (A) is likely to pay or otherwise give consideration of more than $50,000 in the aggregate during the calendar year ended December 31, 2006, (B) is likely to pay or otherwise give consideration of more than $50,000 in the aggregate over the remaining term of such Contract or (C) cannot be canceled by the Company without penalty or further payment and without more than thirty (30) days’ notice;

(b) any Contract, other than Contracts entered into with customers of the Company in the ordinary course of business and the Real Property Lease, that represents a contract upon which the Business is substantially dependent or which is otherwise material to the Business;

(c) any Contract that limits or restricts the ability of Company to compete or otherwise to conduct its Business in any manner or place;

(d) any Contract for the employment, severance or retention of any director, officer, employee, agent, stockholder, consultant or advisor or any other Contract with any director, officer, employee, agent, stockholder, consultant or advisor that does not provide for termination at will by the Company without further cost or liability to the Company as of or at any time after the date of this Agreement;

(e) any Contract in the nature of a profit sharing, bonus, stock option, stock purchase, pension, deferred compensation or retirement or severance providing benefits to any Person or former director, officer, employee, agent, Stockholder, consultant or advisor or such Persons’ dependents, beneficiaries or heirs;

(f) any Contract in an amount exceeding $50,000 or with a value exceeding $50,000 in the nature of an indenture, mortgage, promissory note, loan or credit agreement or other Contract relating to the borrowing of money or a line of credit by or from the Company or to the direct or indirect guaranty or assumption by the Company of obligations of others;

(g) any Contract for capital expenditures in an amount exceeding $50,000 in any individual case or in the aggregate;

(h) any Contract that is a joint venture, partnership, or other agreement (however named) involving a sharing of profits, losses, costs, or liabilities involving an amount exceeding $50,000 individually or in the aggregate;

(i) any Contracts, other than the Real Property Lease, that are leases, rental or occupancy agreements, licenses, installments and conditional sale agreements, and other agreements affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one (1) year);

(j) any Contracts that are licensing agreements or other agreements with respect to patents, trademarks, copyrights, or other Intellectual Property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property;

(k) any Contracts in an amount exceeding or with a value exceeding $50,000 to which the Company is a party with any Governmental Entity;

(l) any Contracts between or among the Company and any of the Stockholders or any Affiliate of any of the Stockholders; and

(m) any Contract with provisions relating to the testing, discovery, removal, remediation or disposal of any Hazardous Material.

With the exception of contracts with customers of the Company, true and complete copies of the Contracts appearing on Schedule 4.4, including all amendments and supplements, have been delivered to Parent. Each Material Contract is valid and legally binding and the Company has materially performed all its obligations thereunder to the extent that such obligations to perform have accrued. Except as set forth on Schedule 4.4, no breach or default, alleged breach or default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by the Company or any other party or obligor with respect thereto, has occurred or as a result of this Agreement or performance thereof will occur. Consummation of the transactions contemplated by this Agreement will not (and will not give any person a right to) terminate or modify any rights of, or accelerate or augment any obligation of, the Company under any of those agreements to the extent such termination, modification, acceleration or augmentation could be reasonably expected to have a Material Adverse Effect on the Company.

4.5 No Other Compensation.  Except for the Employment Agreement, there are no compensatory arrangements with, or other arrangements relating to the payment of cash, equity or other value to, Michael Katz, whether in connection with services rendered or otherwise, between Michael Katz and any of Parent, Buyer, CAN or any of their respective affiliates.

4.6 Real Property.

(a) Other than the Real Property Lease with respect to Real Property located at 200 Park Avenue South, New York, New York (the “Leased Real Property”), the Company neither owns nor leases any Real Property. The Company has delivered or made available to the Parent or its Affiliates a copy of the Real Property Lease.

(b) The Leased Real Property is in good condition, except for ordinary wear and tear, and constitutes all the Real Property necessary in the conduct of the Company’s Business as it is currently conducted as of the date hereof.

4.7 Intellectual Property.

(a) The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property that is necessary in the operation of the Business as currently conducted. None of the Stockholders, directly or indirectly, owns or possesses any right or claim to or in, any Intellectual Property that is used in the Business as currently conducted.

(b) There is no unauthorized use, infringement or misappropriation of any Intellectual Property rights, or any third party patents, trademarks or copyrights, including software (collectively, the “Third Party Intellectual Property Rights”), by the Company that would reasonably be expected to result in a Material Adverse Effect.

(c) The Company is not in material breach of any license or other agreement relating to the Intellectual Property of the Company or any Third Party Intellectual Property Rights.

(d) Within the last three (3) years, the Company (i) has not been a party to, or been notified in writing of, any suit, action or proceeding that involves a claim of infringement or violation of any Third Party Intellectual Property Rights; and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license agreement involving Intellectual Property against any third party.

4.8 Insurance and Banking.

(a) The Company and its assets are insured in such amounts, against such Losses and with such insurers as are prudent when considered in light of the nature of the Business. True, correct and complete copies of all such insurance policies of the company in effect on the date hereof have been delivered to the Parent or its Affiliates.

(b) Schedule 4.8(b) sets forth an accurate list of each bank, trust company, savings institution or other financial institution with which the Company has an account or safe deposit box and the names and identification of all persons authorized to draw thereon or to have access thereto, and sets forth the names of each person holding powers of attorney or agency authority from the Company and a summary of the terms thereof.

4.9 Receivables. All receivables of the Company reflected on the June 30, 2007 Balance Sheet and on the books and records of the Company as of the date hereof (including “work in process” inventory and accrued and unbilled revenues) represent or will represent valid receivables arising in the ordinary course of business and no agreement for deduction, free goods or services, discount or other deferred price or adjustment has been made by the Company with respect to any such receivables outside the ordinary course of business. The Company has delivered to CAN or Buyer a complete and accurate aging list of all receivables of the Company.

4.10 Benefit Plans.

(a) Schedule 4.10(a) contains an accurate and complete list of all of the employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) which the Company sponsors, maintains or contributes to or is required to contribute to or has any material liability (contingent or otherwise) for the benefit of present or former employees of the Company (the “Company’s Employee Benefit Plan(s)”). Copies of all of the Company’s Employee Benefit Plans have been provided to Parent or its Affiliates. None of Company’s Employee Benefit Plans is, and within the 6-year period immediately preceding the Closing Date the Company has not contribute, been required to contribute to or had any liability with respect to any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) which is subject to Title IV of ERISA or Code Section 412. None of Company’s Employee Benefit Plans is a Multiple Employer Plan or Multiemployer Plan under Code Section 413(c) or 414(f).

(b) With respect to the Company’s Employee Benefit Plans, the Company will have made, on or before the Closing Date, all payments (including premium payments with respect to insurance policies) required to be made by them on or before the Closing Date and will have accrued as of the Closing Date all payments (including premium payments with respect to insurance policies) due but not yet payable as of the Closing Date, except where the failure to make such payments or accruals would not reasonably be expected to result in a Material Adverse Effect on the Company.

(c) All of the Company’s Employee Benefit Plans are, and have been, operated in compliance with their provisions and with all applicable Laws, except where the failure to so operate would not reasonably be expected to result in a Material Adverse Effect on the Company.

(d) There are no pending, or to the Company’s Knowledge, threatened Actions by or on behalf of any of the Company’s Employee Benefit Plans by any person covered thereby (other than ordinary claims for benefits submitted by participants or beneficiaries) or any Governmental Entity or agency.

(e) There are no other corporations or trades or businesses (whether or not incorporated) which, within the six (6) year period immediately preceding the Closing Date, were treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code with the Company.

(f) Each of the Company’s Employee Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is either maintained pursuant to a standardized prototype plan document approved by the IRS, or else has received a favorable determination letter from the IRS and is qualified in form and operation under Section 401(a) of the Code, and each trust for each such plan is exempt from federal income tax under Section 501(a) of the Code, and no event has occurred or circumstance exists that gives rise to disqualification or loss of tax-exempt status of any of the Company’s Employee Benefit Plans or such trusts.

(g) Neither Company nor any of its Subsidiaries maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under an employee benefit plan which is intended to be qualified under Section 401(a) of the Code) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable Law. None of the Company’s Employee Benefit Plans is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

4.11 Environmental.

(a) The Company and its assets are being operated in compliance with all Environmental Laws.

(b) None of the Company, any Stockholder or any employee of the Company has used, stored, disposed of, released or managed (whether by act or omission) any Hazardous Materials in a manner that could be expected to result in the owner or operator of the Assets and the Company incurring any liability or expense that would reasonably be expected to result in a Material Adverse Effect on the Company.

(c) The Company has not received any written notice from any Governmental Entity that the Company is in violation of any Environmental Laws in connection with its operation of the Company and its assets.

(d) The Company is not subject to any pending or threatened Action involving a demand for damages, injunctive relief, penalties or other potential liability with respect to violation of any Environmental Laws or Hazardous Materials.

4.12 Questionable Payments. None of the Stockholders, the Company or any director, officer, or employee of the Company has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to government officials or employees from corporate funds, or established or maintained any unlawful or unrecorded funds.

4.13 Disclosure. To his Knowledge, this Agreement and the schedules furnished contemporaneously herewith (taken as a whole) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein or herein, in light of the circumstances in which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent, Buyer and CAN jointly and severally represent and warrant to the Stockholders and agrees as follows:

5.1 Organization and Authority of Parent and Buyer.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the execution, delivery and performance of this Agreement by the Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Parent. The Parent Shares to be issued to the Stockholders as part of the Merger Consideration have been duly authorized by all necessary corporate action on the part of Parent and, upon receipt of the Shares from the Stockholders, will be validly issued, fully paid and non-assessable. This Agreement has been duly executed and delivered by Parent, and assuming due authorization, execution and delivery by the Stockholders, the Company and Buyer, this Agreement constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except to the extent that the enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws, or by equitable principles relating to the rights of creditors generally.

(b) The Stock Split has been duly authorized by all requisite action on the part of Parent in accordance with its certificate of incorporation and bylaws and the applicable provisions of the DGCL.

(c) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the execution, delivery and performance of this Agreement by the Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and assuming due authorization, execution and delivery by the Stockholders, the Company and the Parent, this Agreement constitutes a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except to the extent that the enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws, or by equitable principles relating to the rights of creditors generally.

5.2 Capitalization.

(a) The authorized capital stock of the Parent consists of 140,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date hereof, after giving effect to the Merger and the consummation of the transactions contemplated hereby, and after giving effect to the Stock Split, the capitalization of the Parent will be as set forth on Schedule 5.2 hereof. No shares of preferred stock are issued and outstanding. All of the shares of Parent common stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the Parent shares was issued in violation of any preemptive rights or is subject to any preemptive rights of any Person. No legend or other reference to any Encumbrance appears upon any certificate representing the Stock Portion of the Merger Consideration, except for customary legends with respect to transfer restrictions for restricted securities under federal and Delaware securities Law.

(b) Except as set forth on Schedule 5.2 hereof, there are no outstanding options, warrants, agreements, conversion rights, preemptive rights or other rights to subscribe for or purchase from the Parent, or any plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, (i) any capital stock or other ownership interests of the Parent, including, but not limited to the Parent shares; or (ii) any securities convertible into or exchangeable for any such capital stock or other ownership interests. There are no outstanding contractual obligations or plans of the Parent to transfer, issue, repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests of the Parent.

5.3 Sufficiency of Funds. The Parent and Buyer have cash on hand, and during the Earn-Out Period, will continue to have cash on hand, in an amount sufficient to consummate the transaction described in this Agreement and pay the Merger Consideration, including the Earn-Out Payment, if any.

5.4 No Conflict; Governmental Consents.

(a) The execution, delivery and performance of this Agreement by the Parent and Buyer does not and will not (i) violate, conflict with or result in the breach of any provision of the charter or by-laws of the Parent or Buyer, (ii) conflict with or violate in any material respect any Law or Order applicable to any of the Parent or Buyer, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Parent or Buyer pursuant to, any note, bond, mortgage, indenture, license, permit, lease, sublease or other Contract to which the Parent or Buyer is a party or by which any of its assets or properties is bound or affected, except as would not reasonably expected to result in a Material Adverse Effect on the Parent or Buyer.

(b) The execution, delivery and performance of this Agreement by the Parent does not and will not require any Approval or Order of any Governmental Entity.

5.5 Financial Statements; Undisclosed Liabilities.

(a) To the knowledge of the Parent, the financial statements of the Parent included in the Parent SEC Reports (the “Parent Financial Statements”) have been prepared in accordance with the books and records of the Parent and present fairly in all material respects the results of operations and cash flows of the Parent for the respective periods covered, and the balance sheets present fairly in all material respects the financial condition of the Parent as of their respective dates, except in each instance where the failure to so present would not reasonably be expected to result in a Material Adverse Effect on the Parent.

(b) To the knowledge of the Parent, the Parent has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise), except for liabilities or obligations reflected or reserved against on the May 31, 2007 balance sheet of the Parent, current liabilities incurred in the ordinary course of business and consistent with past practice since the date of such balance sheet and liabilities that would not be reasonably expected to result in a Material Adverse Effect on the Parent.

5.6 SEC Reporting. To the Knowledge of Parent, Parent has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC pursuant to the Exchange Act (all such forms, reports, statements, certificates and other documents, together with any amendments thereto, collectively, the “Parent SEC Reports”), each of which, including any Parent Financial Statements or schedules included therein, as finally amended prior to the date of this Agreement and has complied as to form in all material respects with the applicable requirements of the Exchange Act as of the date filed with the SEC. None of the Parent’s subsidiaries is required to file periodic reports with the SEC. To the knowledge of the Parent, none of the Parent SEC Reports contained, when filed with the SEC or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of the Parent, no investigation by the SEC with respect to the Parent or any of its subsidiaries is pending or threatened.

5.7 Officers and Directors. To the Parent’s knowledge, none of the officers or directors of Parent or any of its subsidiaries: (i) has been convicted of any felony or misdemeanor or named as a subject of a criminal proceeding within the past ten (10) years (excluding traffic violations and other minor offenses but including in connection with the purchase or sale of any security, involving the making of a false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser); (ii) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the past five (5) years, permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser; (iii) is subject to an order of the SEC entered pursuant to Sections 15(b), 15B(a), or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940; (iv) is suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under Section 6 of the Exchange Act or a national securities association registered under Section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or (v) is subject to a United States Postal Service false representation order entered under 39 U.S.C. Section 3005 within the past five (5) years or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. Section 3007 with respect to conduct alleged to have violated 39 U.S.C. Section 3005.

5.8 Registration Rights; Lock-up. Other than registration rights granted to the Stockholders pursuant to the Shareholder Rights Letter and shares of stock registered pursuant to the Parent’s SB-2 registration statement originally filed by the Parent on March 8, 2007, as amended, Parent is not under any obligation to register under the Securities Act any of its currently outstanding securities, or any securities issuable upon exercise or conversion of its currently outstanding securities, and all securities held by the current officers and directors of the Parent that are held by the current officers and directors of the Parent are subject to a lock-up or market standoff agreement of not less than 12 months following the initial registration thereof under the Securities Act.

5.9 No Other Compensation.Except for the Employment Agreement and Non-Compete Agreement, there are no compensatory arrangements with, or other arrangements relating to the payment of cash, equity or other value to, Michael Katz, whether in connection with services rendered or otherwise, between Michael Katz and any of Parent, Buyer, CAN or any of their respective affiliates.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1 Assumption of Risk by Parent and Buyer; No Reliance.

(a) Each of Parent and Buyer, on behalf of themselves and their respective officers, directors, stockholders and affiliates hereby acknowledge and agree that: (i) it has had sufficient opportunity to conduct and has conducted a thorough due diligence investigation of the Company prior to the date hereof, including an evaluation of the historical financial performance of the Company and any projected financial information; (ii) the representations and warranties set forth in Article III and Article IV are, subject to the limited recourse set forth in Articles VII and VIII, for informational purposes only, and, except as set forth in Articles VII and VIII, shall not give rise to any Claim in any manner (including, without limitation, breach of contract); and (iii) it is sophisticated in business transactions of the nature contemplated by this Agreement and understands the risks of engaging in a such a transaction with limited representations and warranties made by the Stockholders and limited recourse for breach thereof.

(b) Each of Parent and Buyer, on behalf of themselves and their respective officers, directors, stockholders and affiliates hereby acknowledge and agree that: (i) neither the Company nor any of the Stockholders or their respective Affiliates or representatives has made or makes any representation or warranty, express or implied, relating to the Company, its Subsidiaries, the Business or the Company’s properties or assets or otherwise except for those representations and warranties expressly set forth in Article III or Article IV; (ii) Michael Katz is the only Stockholder with knowledge of the day-to-day operation and management of the Company and Business and (iii) each of Brandon Guttman and Stephen Guttman are not involved in and have no knowledge of the day-to-day operation of the Company and Business.

(c) Without limiting the generality of the foregoing, other than as set forth in Articles III and IV of this Agreement, neither the Stockholders nor any of their respective Affiliates or representatives has made or makes any representation or warranty to Buyer with respect to any information contained in (i) the information made available to Parent or Buyer or their respective officers, directors, stockholders or Affiliates by Michael Katz or at the direction of Michael Katz, whether at the Company’s principal place of business, the mails, electronically or otherwise, (ii) any other document or information, whether written or oral, delivered to, presented to or discussed with Parent or Buyer or their respective officers, directors, stockholders or Affiliates or (iii) oral presentations or oral information conveyed by Michael Katz to Parent or Buyer or their respective officers, directors, stockholders or Affiliates, in each case including historical financial information, estimates and projections regarding future revenues, expenses, results of operations or other financial matters, information concerning customers and suppliers and legal, employee benefits, environmental and other operational matters, and no statement contained or referenced therein shall be deemed a representation or warranty hereunder or otherwise. Notwithstanding anything to the contrary set forth in this Section 6.1(c), nothing herein shall preclude the Parent or Buyer from initiating a Claim against any Stockholder for fraud (including, without limitation, fraud based on intentional or willful misstatement or omission with respect to any information of the nature referred to in clauses (i), (ii) and (iii) above).

(d) No Person has been authorized by any Stockholder to make any representation or warranty relating to the Company, the Business or its assets or properties or otherwise in connection with the Merger, and if made, such statement must not be relied upon as having been authorized by the Company or the Stockholders.

6.2 Notices and Consents. Each of the Stockholders and Parent agree that, in the event any Approval necessary to preserve for the Business or the Company any right or benefit under any Contract to which the Company is a party, is not obtained prior to the Closing, the Stockholders will, subsequent to the Closing, on the reasonable request of Parent and at Parent’s sole cost and expense, cooperate with the Surviving Entity, Parent and their Subsidiaries in attempting to obtain such Approval as promptly thereafter as practicable.

6.3 Taking of Necessary Action; Further Action. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Entity are fully authorized in the name of the Surviving Entity or otherwise to take and will take, all such actions at Parent’s expense.

6.4 Stockholders’ Obligation to Close. The Stockholders’ obligation to close the transaction set forth in this Agreement is expressly made subject to the satisfaction of the following conditions:

(a) Parent shall be a publicly-reporting company whose shares of common stock, including the common stock included as Stock Portion of the Merger Consideration, shall be quoted on the OTC bulletin board.

(b) At the Closing, Buyer will have available to it, and shall contribute to the Surviving Entity, a an amount in cash equal to $1.0 million, such amount to be available to the Surviving Entity for general working capital purposes, and such amount shall not be distributed by dividend or otherwise and shall continue to be available to the Surviving Entity as working capital during the Earn-Out Period.

6.5 Employment Matters. Parent and Buyer acknowledge that all employees of the Company before the Closing will remain employees of the Surviving Entity after the Closing, and that and any all expense and liability related to the employment and/or termination of such employees after the Closing will be borne solely by Parent and Buyer. The Surviving Entity will make available for discretionary bonuses to be awarded in the discretion of its Board of Directors, on the recommendation of Michael Katz, a minimum of $200,000 for all employees that continue in the employ of the Surviving Entity, vesting on such terms and subject to such conditions as Michael Katz shall reasonably recommend.

6.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent shall, or shall cause the Surviving Entity to, fulfill and honor the obligations of the Company to the Company’s Stockholders in their capacity as officers and directors (the “Indemnified Directors and Officers”) pursuant to the terms of the Company’s Certificate of Incorporation and By-Laws, each as in effect as of the date of this Agreement.

(b) This Section 6.6 (i) shall survive the consummation of the Merger, (ii) is intended to benefit the Indemnified Directors and Officers and their heirs and (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Parent, the Surviving Entity or CAN first arising after the Closing Date by contract or otherwise. This Section 6.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Director and Officer under this Section 6.6 without the consent of such affected Indemnified Director and Officer.

(c) If Parent or the Surviving Entity or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, assume all of the obligations of Parent and the Surviving Entity set forth in this Section 6.6.

(d) As of the Effective Time, Parent or the Surviving Entity (with the election being at Parent’s option) shall have purchased and shall maintain in full force and effect for a period of six (6) years after the Closing Date (or, if any claim is asserted or made within such six-year period, Parent shall ensure that such insurance remains in effect until final disposition of such claim) a directors’ and officers’ liability insurance policy or policies from one or more reputable carriers and shall use commercially reasonable efforts to provide each Indemnified Director and Officer coverage for events occurring prior to the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated hereby) in the amount of at least $5 million and otherwise on terms and conditions reasonable and customary for companies comparable to Parent. Nothing herein shall require the Parent to provide insurance for any Indemnified Director and Officer with insurance coverage for any action by any such Indemnified Director and Officer constituting fraud (including fraud based on intentional or willful misstatement or omission) in connection with the transactions contemplated hereby.

6.7 Further Assurances. The Company, Parent, Buyer and the Stockholders shall provide reasonable cooperation to each other and their professional auditors with respect to any audit, legal or tax inquiries or procedures following the Closing Date including, without limitation, in order to permit Parent to have prepared, at its sole cost and expense, audited financial statements as required for filing with the Securities and Exchange Commission.

6.8 Lease. Parent, Buyer and the Surviving Entity shall use their commercially reasonable efforts to cause Michael Katz to be released from his personal guarantee of the Real Property Lease as promptly as possible following the Closing.

6.9 Release. Each of Parent, Buyer and CAN does hereby release, cancel, forgive and forever discharge the Stockholders and each of their heirs, successors and assigns from all actions, claims, demands, damages, obligations, liabilities, controversies and executions, of any kind or nature whatsoever, whether known or unknown, whether suspect or not, which have arisen, or may have arisen, or shall arise by reason of being (or becoming as a result of the Merger) a stockholder or affiliated entity of the Company or the Surviving Entity from the first day of the world through and including the Closing Date, and does specially waive any claim or right to assert any cause of action or alleged cause of action or claim or demand which has, through oversight or error intentionally or unintentionally or through a mistake, been omitted from this Section 6.9. Notwithstanding the foregoing, nothing herein shall be construed as to limit in any manner the right or ability of Parent, Buyer or CAN to enforce the Merger Agreement or any other document, instrument or agreement entered into in connection with the transactions contemplated thereby or to pursue a claim based on fraud (including fraud based on intentional or willful misstatement or omission) committed by a Stockholder.

ARTICLE VII
TAX MATTERS

7.1 Conveyance Taxes. Parent and Buyer shall pay and be solely responsible for any transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement, and shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre sale filing procedure. Each party hereto shall execute and deliver all instruments and certificates necessary to enable the other party or parties to comply with the foregoing.

7.2 Pre-Closing Income Tax Returns. The Stockholders shall timely prepare or cause to be prepared all Tax Returns of the Company relating to Taxes imposed on net income (“Income Taxes”) for all periods ending on or prior to the Closing Date and the income on which is taxable to the Stockholders as a result of the Company's status as an S corporation under Section 1361 of the Code or a similar provision of state or local Law (“Pre-Closing Income Tax Returns”). The cost of preparing all Pre-Closing Income Tax Returns shall be paid by the Stockholders. All such Pre-Closing Income Tax Returns shall be prepared and filed in a manner consistent with the past practice of the Company unless otherwise required by applicable Law. The Stockholders, the Buyer and the Parent will cooperate in good faith in connection with the exchange of information necessary for the preparation of all Pre-Closing Income Tax Returns. The Stockholders shall submit each of the Pre-Closing Income Tax Returns to the Buyer for review at least thirty (30) days prior to the due date for the filing of such Pre-Closing Income Tax Return (taking into account any extensions). The Buyer shall have the right to review and comment on each Pre-Closing Income Tax Return prior to the filing of such Pre-Closing Income Tax Return; provided, that if the Stockholders shall fail to submit any Pre-Closing Income Tax Return to the Buyer in accordance with this Section 7.2, the Buyer shall have the right to prepare and file such Pre-Closing Income Tax Return. The Stockholders and the Buyer agree to consult and resolve in good faith any issues and comments arising as a result of the review of each Pre-Closing Income Tax Return; provided, however, that in the event the parties are unable to agree on a resolution of any disputed item at least fifteen (15) days before the due date of any such return, then, upon providing a written opinion of an AmLaw 200 nationally recognized law firm mutually acceptable to the Buyer and the Stockholders, which firm may include counsel to the Stockholders, that the position the Stockholders wish to take on such Pre-Closing Income Tax Return has a realistic possibility of success in a court with jurisdiction, (or, if any such standard is higher than the “realistic possibility of success” standard, the minimum standard required under the Code and the Treasury Regulations promulgated thereunder (or any corresponding provision of state or local law) required to avoid any penalties with respect to such position), then such Pre-Closing Income Tax Return shall be filed, as prepared by the Stockholders with the appropriate governmental agency. Otherwise the Pre-Closing Income Tax Return shall be changed as requested by the Buyer.

7.3 Straddle Period. The Parent and Buyer shall timely prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company required to be filed by the Company with respect to a period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) relating to Taxes a portion of which is owed by the Company and the Stockholders with respect to any pre-closing tax period or portion thereof (“Straddle Period Returns”). All Straddle Period Returns shall be prepared and filed in a manner consistent with the past practice of the Company unless otherwise required by applicable Law. The Stockholders shall have the right to review and comment on each Straddle Period Return prior to the filing of such return. The Stockholders and the Buyer agree to consult and resolve in good faith any issues and comments arising as a result of the review of each Straddle Period Return, and mutually to consent to filing as promptly as possible to each Straddle Period Return.

7.4 Last Day of Taxable Period. If the Company is permitted under any applicable federal, state or local income tax Law to treat the Closing Date as the last day of a taxable period of the Company, the Stockholders and the Parent and Buyer shall treat (and cause their respective Affiliates to treat) the Closing Date as the last day of such taxable period (i.e., a deemed closing of the books for Tax purposes). For all purposes under this Agreement, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be, in the case of Taxes that are based upon or related to income or receipts, be equal to the amount which would be payable if the taxable year ended on the Closing Date.

7.5 Tax Cooperation. The Stockholders and the Buyer shall, upon written request of the other, (i) each provide the other with such assistance as may be reasonably requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes or such returns, (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Returns, audit or examination, proceeding, or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any such Tax Returns. Without limiting the generality of the foregoing, the Buyer shall retain until the applicable statues of limitations (including any extensions) have expired, copies of all Pre-Closing Tax Returns and Straddle Period Returns, supporting work schedules, and other records or information that may be relevant to such returns, and shall not destroy or otherwise dispose of any such records without first providing the Stockholders with a reasonable opportunity to review and copy the same. Each party shall bear its own expenses in complying with the foregoing provisions.

7.6 Required Notifications. The Buyer shall promptly notify the Stockholders in writing upon receipt by the Buyer or any of its Affiliates of notice of any audits, examinations, adjustments or assessments relating to Taxes with respect to any Pre-Closing Income Tax Returns and any Straddle Period Returns, and with respect to amounts which would be paid by the Stockholders or for which any of the Buyer or its Affiliates may be entitled to receive indemnity under this Agreement (each, a “Tax Claim”). The Stockholders, in their sole discretion, may contest such Tax Claim in any permissible forum and shall otherwise have the sole right at their sole expense to direct, control and settle any administrative or judicial proceedings relating to such Tax Claim, provided that the Stockholders (i) notify the Buyer in writing within twenty (20) days (or if a response to such Tax Claim is required within thirty (30) days and the Internal Revenue Service (or any other applicable state or local tax authority) refuses to grant an extension of at least ten (10) days, fifteen (15) days; provided that the Buyer shall be required to use reasonable efforts to obtain such an extension) of the Buyer's notification of the Stockholders of such Tax Claim of their intent to exercise their right to direct, control, and settle such Tax Claim, (ii) the Buyer shall be entitled to participate at its sole expense in such administrative or judicial proceedings and (iii) to the extent any settlement of any such proceeding is reasonably expected to increase any Tax to the Buyer or its Affiliates in respect of any Tax not indemnified under this Agreement by the Stockholders at the time of such settlement, the Stockholders may not settle any such proceeding without the prior written consent of the Buyer.

7.7 Section 368(a) Reorganization; Indemnification. The parties hereby agree to report the Merger as a reorganization pursuant to Section 368(a)(1)(A) of the Code and any applicable similar state or local Law provisions (a “Reorganization”), to file all such forms and statements that are required or appropriate in furtherance thereof, or in connection therewith, to report the value of the Parent Shares at $1.00 per share in any such filings, and to take no action on, prior or subsequent to, the Closing Date that is reasonably likely to cause the Merger to fail to so qualify. The Parent, Buyer and CAN, jointly and severally, hereby agree to and do hereby indemnify, defend and hold harmless each of the Stockholders from and against any and all Taxes payable by such Stockholders or the Company to the extent attributable to the failure of the Merger to qualify as a Reorganization, together with any and all professional and other out-of-pocket costs or fees incurred in connection with any administrative or judicial proceeding to establish the status of the Merger as a Reorganization and the characterization of any gain with respect thereto, whether such Taxes are attributable to recognized gain on receipt of the Parent Shares, characterization of any income taxable to the Stockholders as ordinary or short term capital gain income as opposed to long term capital gain income, or otherwise (the “Tax Reorganization Indemnity Payment”), which Tax Reorganization Indemnity Payment shall be grossed up, by assuming the highest combined marginal federal and applicable state and local Tax rates, to include any and all Taxes payable in respect of any such indemnification payment; provided that this indemnification shall not apply to any Stockholder to the extent any amount otherwise subject to indemnification is caused by such Stockholders' breach regarding reporting the Merger as a Reorganization as set forth in this Section 7.7. For the avoidance of doubt, the Parent’s, Buyer’s and CAN’s indemnification obligations pursuant to this Section 7.7 shall apply in the event the Merger is disqualified as a Reorganization as a result of or relating to, among other reasons, any sale of the Parent Shares issued to Brandon Guttman and Stephen Guttman to a third party purchaser immediately following the Merger or to any subsequent action or inaction by such third party purchaser. The procedures pertaining to indemnification set forth in Section 8.3 shall apply to the indemnification contemplated by this Section 7.7; provided, however, that a Claim for indemnification pursuant to this Section 7.7 may be made at any time prior to the expiration of the applicable statute of limitations (which survival period, for the avoidance of doubt, shall be at least as long as the expiration of the statute of limitations with respect to the filing of the final Tax Return of the Company).

ARTICLE VIII
INDEMNIFICATION

8.1 Obligations of Stockholders.

(a) Indemnification by Stockholders. Subject to the limitations set forth this Section 8.1 and otherwise in this Article VIII, each Stockholder (each a “Stockholder Indemnifying Party” and collectively, the “Stockholder Indemnifying Parties”), severally, and not jointly, agree to indemnify and hold harmless Parent, the Surviving Entity and their respective directors, officers and Affiliates and their successors and assigns (each a “Parent Indemnified Party”) from and against any and all Losses of the Parent Indemnified Parties, to the extent directly or indirectly resulting or arising from or based upon:

(i) breach of any representation or warranty set forth in Article III; and

(ii) all Taxes to the extent resulting from or relating to the ownership, management or use of and the operation of the Business prior to and including the Closing Date.

For the avoidance of doubt, each Stockholder is liable hereunder only with respect to the breach of his respective representations.

(b) Indemnification by Michael Katz. Subject to the limitations set forth in this Section 8.1 and otherwise in this Article VIII, Michael Katz agrees to indemnify and hold harmless the Parent Indemnified Parties from and against any and all Losses of the Parent Indemnified Parties, to the extent directly or indirectly resulting or arising from or based upon breach of any representation or warranty set forth in Article IV.

(c) Limitations on Liability. The obligations of the Stockholders under this Section 8.1 shall be subject to the following limitations:

(i) The Stockholders shall not have any liability to any Parent Indemnified Party with respect to Losses arising out of any of the matters referred to in Section 8.1(a), until such time as the amount of all such liability shall collectively exceed $50,000 (the “Threshold”), whereupon the Losses exceeding the Threshold shall be payable by the Stockholders;

(ii) Michael Katz shall not have any liability to any Parent Indemnified Party with respect to Losses arising out of any of the matters referred to in Section 8.1(b), until such time as the amount of all such liability shall collectively exceed the Threshold, whereupon the Losses exceeding the Threshold shall be payable by Michael Katz.

(iii) The maximum aggregate amount of Losses for which the Stockholders shall be liable pursuant to Sections 8.1(a) and 8.1(b), except for a breach of the representations and warranties contained in Sections 3.2 and 3.3 (collectively, the “Stock Representations”) and Section 3.7(i) (including any liability resulting from the New York S Corporation election for fiscal 2006 having been filed late), collectively, is one thousand dollars ($1,000), provided, however, that a Stockholder’s liability for Losses resulting from his own fraud (including fraud based on intentional or willful misstatement or omission), shall be limited to, in the case of Michael Katz, the amount of Merger Consideration actually received by such Stockholder, in the case of Brandon Guttman, $3,133,333, and in the case of Stephen Guttman, $1,566,667 (it being understood that no Stockholder shall be liable for fraud (including fraud based on intentional or willful misstatement or omission) of another Stockholder). The maximum aggregate amount of Losses for which a Stockholder shall be liable in connection with a breach of Stock Representation shall be equal to the amount of Merger Consideration actually received by such breaching Stockholder.

(iv) In no event shall the Stockholders’ aggregate liability to any Indemnified Party under Section 8.1 exceed the after tax amount of such Claim and all Claims shall be net of any insurance proceeds reasonably expected to be received in respect of Losses subject to such Claim. The Parent Indemnified Parties shall use all reasonable efforts to collect any amounts available under applicable insurance policies with respect to Losses subject to a Claim.

8.2 Obligations of Parent. Parent, Buyer and the Surviving Entity (collectively, the “Parent Indemnifying Parties”) agree to indemnify and hold harmless each of the Stockholders and their respective agents, representatives and Affiliates and their successors and assigns (each a “Stockholder Indemnified Party”) from and against any and all Losses of the Stockholder Indemnified Parties, directly or indirectly, as a result of, or based upon or arising from:

(a) the ownership, management and operation of the Company, the Surviving Entity and the Business whether before, on or after the Closing Date, except (a) to the extent any such Losses are subject to indemnification by the Stockholders pursuant to Section 8.1 or (b) to the extent any such Losses are the result of fraud committed by a Stockholder, in which case, the Parent Indemnifying Parties shall be obligated to indemnify the Stockholders pursuant to this Section 8.2 other than any Stockholder who committed such fraud; and

(b) Buyer shall not have any liability to any Stockholder Indemnified Party with respect to Losses arising out of any of the matters referred to in Section 8.2, until such time as the amount of all such liability shall collectively exceed the Threshold, whereupon the Losses exceeding the Threshold shall be payable by Buyer. Also, in no event shall Buyer’s aggregate liability under Section 8.2 exceed the after-tax amount of such Claims.

8.3 Procedure. A Stockholder Indemnified Party or a Parent Indemnified Party (each, an “Indemnified Party”) shall give the Parent Indemnifying Party or Stockholder Indemnifying Party (each, an “Indemnifying Party”), as applicable, notice (a “Claim Notice”) of any matter which an Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (a “Claim”), within forty-five (45) days of such determination; provided, however, that any failure of the Indemnified Party to provide such Claim Notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure. Upon receipt of the Claim Notice, the Indemnifying Party shall be entitled to assume and control the defense of such Claim at its expense if it gives notice of its intention to do so to the Indemnified Party within ten (10) Business Days of the receipt of such Claim Notice from the Indemnified Party; provided, however, that (i) Indemnified Party must approve of the selection of legal counsel by Indemnifying Party, which approval shall not be unreasonably withheld, delayed or conditioned and (ii) if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party, in its reasonable discretion, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. No such Claim may be settled by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned so long as (a) there is no payment or other consideration required of the Indemnified Party and (b) such settlement does not require or otherwise involve any restrictions on the conduct of business by the Indemnified Party.

8.4 Survival.

(a) The representations and warranties of the Stockholders and Parent contained in this Agreement, including the Exhibits and the Schedules to this Agreement, shall survive the Closing until the first (1st) anniversary of the Closing Date. An Indemnifying Party is not required to make any indemnification payment hereunder unless a Claim is delivered to the Indemnifying Party on or before 5:00 p.m. ET of the one year anniversary of the Closing Date, except with respect to Claims of fraud committed by the Indemnifying Party.

(b) Any matter as to which a Claim has been asserted by a Claim Notice to the other party that is pending or unresolved at the end of any applicable limitation period shall continue to be covered by this Article VIII notwithstanding any applicable statute of limitations (which the parties hereby waive) until such matter is finally terminated or otherwise resolved by the parties under this Agreement or by a final, nonappealable judgment of a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

8.5 Notice by Indemnifying Party. The Indemnifying Party agrees to notify the Indemnified Party of any liabilities, claims or misrepresentations, breaches or other matters covered by this Article VIII upon discovery or receipt of notice thereof (other than such claims from the Indemnified Party).

8.6 Exclusive Remedy. Other than rights to equitable relief, to the extent available under applicable law, each of the parties acknowledges and agrees that the sole and exclusive remedy for any Losses arising from Claims described in Sections 8.1 and 8.2 or any other Claims of every nature arising in any manner in connection with this Agreement or any other document, agreement or instrument entered into in connection herewith, or the transactions contemplated hereby or thereby, shall be indemnification in accordance with this Article VIII; provided, however, that nothing in this Section 8.6 shall limit the rights of the parties under the Non-Competition Agreements, the Release, the Employment Agreement or the Shareholder Rights Letter.

8.7 Mitigation. Prior to the resolution of any Claim for indemnification under this Agreement, the Indemnified Party shall utilize all commercially reasonable efforts, consistent with normal past practices and policies and good commercial practice, to mitigate such Losses.

8.8 Consequential and Other Damages. No party shall be liable for any lost profits or consequential, special, punitive, indirect or incidental Losses or damages in connection with this Agreement.

ARTICLE IX
GENERAL

9.1 Amendments; Waivers. This Agreement and any schedule or exhibit attached hereto may be amended only by agreement in writing of all parties. No waiver of any provision nor consent to any exception to the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

9.2 Schedules; Exhibits; Integration. Each schedule and exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although schedules need not be attached to each copy of this Agreement. This Agreement, together with such schedules and exhibits, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith, including, without limitation, the Letter of Intent entered into between CAN and the Stockholders.

9.3 Governing Law. This Agreement, the legal relations between the parties and any Action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or in connection with this Agreement, including but not limited to the negotiation, execution, interpretation, coverage, scope, performance, breach, termination, validity, or enforceability of this Agreement, shall be governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of laws.

9.4 No Assignment. Neither this Agreement nor any rights or obligations under it are assignable without the express written consent of the Stockholders and Parent, provided, however, that CAN may assign its rights under the LOI to enter into this Agreement to Parent and Parent’s wholly-owned merger subsidiary for the purpose of the issuance of the Stock Portion of the Merger Consideration by Parent and to qualify the transaction as tax-free under the Code and does hereby assign to the Parent and Buyer its rights thereunder.

9.5 Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

9.6 Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

9.7 Publicity and Reports. The Stockholders and Parent shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as required by Law, no party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior consent of each of the Stockholders and Parent.

9.8 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligation of any third person to any party to this Agreement.

9.9 Notices. Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by facsimile or (c) mailed by certified mail, postage prepaid, return receipt requested as follows:

If to Parent, addressed to:

Customer Acquisition Network Holdings, Inc. 401 E. Los Olas Blvd., Suite 1560 Ft. Lauderdale, FL 33301 Attention: Bruce Kreindel, Chief Financial Officer Facsimile:(866) 744-8343

With a copy to:

Haynes and Boone, LLP 153 E. 53rd Street, Suite 4900 New York, NY 10022 Attention: Harvey J. Kesner, Esq. Facsimile: (212) 884-8233

If to Stockholders, addressed to:

Michael Katz 310 East 53rd Street, Apt. 11A New York, NY 10022 Facsimile: (617) 229-4466

With a copy to:

Blank Rome LLP One Logan Square Philadelphia, PA 19103 Attention: Edward F. Spaniel, Jr., Esq. Facsimile: (215) 832-5521

Brandon Guttman 7940 Spring Valley Dr. Cincinnati, OH 45236 Facsimile: (513) 618-7681

Stephen Guttman 9041 Rolling Ridge Court Cincinnati, Ohio 45236 Facsimile: (513) 618-7681

GTC Law Group LLP and Affiliates 70 Wells Avenue Newton, MA 02459 Attention: Lisa S. Trainor, Esq. Facsimile: (508) 302-0206

or to such other address or to such other person as either party shall have last designated by such notice to the other party. Each such notice or other communication shall be effective (i) if given by facsimile, when transmitted to the applicable number so specified in (or pursuant to) this Section 8.9 and an appropriate answerback is received, (ii) if given by mail, three (3) days after such communication is deposited in the mails by certified mail, return receipt requested, with postage prepaid and addressed as aforesaid or (iii) if given by any other means, when actually delivered at such address.

9.10 Remedies; Waiver. To the extent permitted by Law, all rights and remedies existing under this Agreement are cumulative to and not exclusive of, any rights or remedies otherwise available under applicable Law. No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

9.11 Attorney’s Fees. In the event of any Action by any party to enforce against another party a right or claim, the prevailing party shall be entitled to reasonable attorney’s fees, costs and expenses incurred in such Action. Attorney’s fees incurred in enforcing any judgment in respect of this Agreement are recoverable as a separate item.

9.12 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement to the extent permitted by Law shall remain in full force and effect; provided that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable. In event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the extent permitted by Law, the parties hereby to the same extent waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

9.13 Entire Agreement. This Agreement constitutes and includes that entire agreement of the parties with reference to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. No promise or representation of any kind has been made to any of the parties to this Agreement by any other party or parties to this Agreement or anyone acting for any of such parties, except as is expressly stated in this Agreement.

9.14 Time is of the Essence. Time is of the essence in interpreting and enforcing this Agreement.

9.15 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be resolved by binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules in effect on the date of this Agreement (herein the “AAA Rules”), and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall be selected pursuant to the AAA Rules and shall be a neutral and impartial lawyer with excellent academic and professional credentials (i) who is or has been practicing law for at least fifteen (15) years, specializing in general commercial litigation or general corporate and commercial matters and (ii) who has both training and experience as an arbitrator and is generally available to serve as an arbitrator. The arbitration shall be governed by the arbitration law of the Federal Arbitration Act and shall be held in New York, New York.

9.16 Expenses. All fees incurred by any party hereto shall be paid by such party, except that Parent shall pay simultaneously with the Closing (i) all legal fees incurred by the Company and the Stockholders on August 8, 2007 and all subsequent legal fees of such parties relating to finalizing the LOI, which such fees amount to $10,619 in the aggregate, (ii) an amount equal to $105,715 of the Stockholder’s legal fees incurred in connection with the transactions contemplated hereby and (iii) all fees payable to eBizBrokers Inc. in the amount of $120,000.

9.17 Disclosures. Each exception stated in the Schedules attached hereto shall be deemed to be disclosed under any Section of Article III or Article IV specifically identified therein and any other Section or Sections to which such disclosure relates.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

PARENT: CUSTOMER ACQUISITION NETWORK HOLDINGS, INC.

By:	/s/ Michael Mathews
Name: Michael Mathews Title: President and CEO

CAN: CUSTOMER ACQUISITION NETWORK, INC.

By:	/s/ Michael Mathews
Name: Michael Mathews Title: President and CEO

BUYER: DESKTOP ACQUISITION SUB, INC.

By:	/s/ Michael Brauser
Name: Michael Brauser Title: President

COMPANY: DESKTOP INTERACTIVE, INC.

By:	/s/ Michael Katz
Name: Michael Katz Title: President

STOCKHOLDERS:

/s/ Michael Katz
MICHAEL KATZ
/s/ Brandon Guttman
BRANDON GUTTMAN

/s/ Stephen Guttman
STEPHEN GUTTMAN

EXHIBIT A

Form of Certificate of Merger

EXHIBIT B

Form of Employment Agreement

EXHIBIT C

Form of Release

EXHIBIT D

Form of Non-Competition Agreement

EXHIBIT E

Form of Termination Agreement

EXHIBIT F

Form of Settlement Agreement

EXHIBIT G

Lock-Up Agreement

EXHIBIT H

Form of Legal Opinion of Counsel for Parent

EXHIBIT I

Form of Shareholder Rights Letter